COLTIE Inc (the "Company") an Iowa Corporation

Financial Statements

As of inception (March 6, 2023) to December 31, 2023

Coltie
Balance Sheet (Unaudited)
At December 31, 2023

ASSETS

Current Assets

Cash	$	33,273
Prepaid Expenses	$	1,000
Total Current Assets	$	34,273

TOTAL ASSETS $ **34,273**

LIABILITIES AND EQUITY

Liabilities

Current Liabilities

Accounts Payable - Trade	$	17,781
Accounts Payable - Founders	$	130
Accounts Payable - Credit Card	$	405
Payroll Tax Liability	$	584
Payroll Tax Withholding	$	855
Total Current Liabilities	$	19,754

Long Term Liabilities

IDEA Loan	$	50,000
Total Long Term Liabilities	$	50,000

Total Liabilities $ **69,754**

Equity

Capital Contribution - Founder #1	$	9,000
Capital Contribution - Founder #2	$	9,000
Capital Contribution - Founder #3	$	9,000
SAFE Loan - Investor #1	$	25,000
SAFE Loan - Investor #2	$	25,000
SAFE Loan - Investor #3	$	50,000
Retained Earnings	$	-
Net Income	$	(162,481)
Total Equity	$	**(35,481)**

TOTAL LIABILITIES AND EQUITY $ **34,273**

Coltie
Income Statement (Unaudited)
At December 31, 2023

REVENUES

Prize & Awards Revenues	$	2,000
Other Revenues	$	2,831
TOTAL REVENUES	**$**	**4,831**

EXPENSES

Personnel Costs

Wages	$	10,852
Payroll Taxes	$	600
Contract Services	$	110,050
Travel & Lodging	$	2,052
Meals	$	2,110
Total Personnel Costs	$	125,664

Professional Services

Marketing & Development	$	1,783
Accounting & Legal	$	12,118
Total Professional Services	$	13,901

Operating Expenses

Advertising & Promotions	$	14,797
Trade Show Supplies	$	1,863
Dues & Subscriptions	$	8,981
Office Supplies	$	1,440
Bank Fees	$	666
	$	27,747

TOTAL EXPENSES		**167,312**
NET INCOME (LOSS)	**$**	**(162,481)**

Coltie
Cash Flow Statement (Unaudited)
At December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(162,481)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	$	-
(Increase) decrease in assets:		
Accounts receivable	$	-
Inventory	$	-
Prepaid expenses	$	(1,000)
Increase (decrease) in liabilities:		
Accounts Payable - Trade	$	17,781
Accounts Payable - Founders	$	130
Accounts Payable - Credit Card	$	405
Payroll Tax Liability	$	584
Payroll tax withholding	$	855
CASH USED FOR OPERATING ACTIVITIES	$	(143,727)

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used for fixed assets	$	-
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	$	-

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common stock	$	27,000
Issuance of Investor safe notes	$	100,000
IDEA loan	$	50,000
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	$	177,000

NET INCREASE (DECREASE) IN CASH	$	33,273
CASH AT BEGINNING OF YEAR	$	-
CASH AT THE END OF YEAR	$	33,273

Coltie
Statement of Equity (Unaudited)
At December 31, 2023

| | Common stock | | Preferred Stock | | Additional | Investor | Retained | |
	Shares	Amount	Shares	Amount	Paid-in Capital	SAFE Notes	Earnings (Deficit)	Total
BALANCE, JANUARY 1 ,2023	-	$ -	-	$ -	$ -	$ -	$ -	-
Contributions	-	$ -	-	$ -	$ 27,000	$ -	$ -	27,000
Investor Safe Note Contributions	-	$ -	-	$ -	$ -	$ 100,000	$ -	100,000
Net Income (Loss)	-	$ -	-	$ -	$ -	$ -	$ (162,481)	(162,481)
BALANCE, DECEMBER 31, 2023	-	$ -	-	$ -	$ 27,000	$ 100,000	$ (162,481)	$ (35,481)

COLTIE Inc
Notes to the Financial Statements
March 6, 2023 (inception) - December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

COLTIE Inc (the "Company") is a corporation organized in March 6, 2023 under the laws of Iowa.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.